UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number    000-50585

Citizens Community Bancorp

(Exact name of registrant as specified in its charter)

2174 EastRidge Center, Eau Claire, Wisconsin    54701
(708) 687-9400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

            Approximate number of holders of record as of the certification or notice date:  None

            Effective October 31, 2006, Citizens Community Bancorp (File No. 000-50585), a federally-chartered mid-tier stock holding company, merged with and into Citizens Comunity Bancorp, Inc. (File No. 001-33003), a Maryland corporation, in connection with the completion of the second-step conversion of Citizens Community MHC, a federally-chartered mutual holding company.

            Pursuant to the requirements of the Securities Exchange Act of 1934, Citizens Communit Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	November 3, 2006	By:	/s/ James G. Cooley James G. Cooley President and Chief Executive Officer
End.